Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Six Months Ended June 30, 2014	2013	2012	2011	2010	2009
Earnings (losses):
Earnings (loss) before income taxes	$194	$637	$(657)	$848	$286	$(644)
Add (deduct):
Fixed charges, from below	838	1,627	1,514	2,005	1,274	950
Amortization of capitalized interest	6	11	9	7	5	3
Distributed earnings of affiliates	—	—	—	1	2	2
Interest capitalized	(27)	(49)	(37)	(32)	(15)	(10)
Equity earnings in affiliates	—	(1)	(4)	(6)	(7)	(4)

Earnings as adjusted	$1,011	$2,225	$825	$2,823	$1,545	$297

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$377	$781	$823	$937	$780	$577
Portion of rent expense representative of the interest factor (d)	461	846	691	1,068	494	373

Fixed charges	$838	$1,627	$1,514	$2,005	$1,274	$950

Ratio of earnings to fixed charges	1.21	1.37	(b)	1.41	1.21	(c)

(a) Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.

(c) Earnings were inadequate to cover fixed charges by $653 million in 2009.

(d) Imputed interest applied to rent expense.